FOR IMMEDIATE RELEASE:

Afya Limited Announces iClinic’s Acquisition

October 13, 2020 – Afya Limited, or Afya (Nasdaq: AFYA) today announced the acquisition of 100% of the total share capital of iClinic, through its wholly-owned subsidiary Afya Participações S.A.

IClinic is a SaaS model physician focused technology company and the leading practice management software in Brazil. They empower doctors to be more independent and have more control over their careers by digitalizing their daily routine, so they can increase their productivity and deliver better healthcare.

Their portfolio includes:

•	Electronic Medical Record: First electronic medical record as a SaaS model in Brazil focused on the physician experience.

•	Clinical Management System: with this software doctors can schedule patients online, organize their financial records, use market tools to promote their clinics and others.

•	Telemedicine: platform to provide online consultations fully integrated with doctor’s schedule and records

•	Physicians Marketplace: website that connects doctors and patients to schedule consultations.

"With the acquisition of iClinic to our platform, Afya is making another step to become the one stop shop for physicians in Brazil. Now besides medical and health education courses and a clinical decisions app, we enter in a new segment that can help physicians manage their clinics and provide a better service to their patients” said Virgílio Gibbon, Afya’s CEO.

"We founded iClinic to empower doctors with technology in their managerial activities so they can improve their patient experience and provide high quality healthcare to their patients”, said Felipe Lourenço, iClinic’s CEO. “I am very excited to join Afya’s team so we can work together to achieve the same goal”.

The net purchase price was R$182.7 million, of which: (i) 61.5% was paid in cash, and (ii) 38.5% was paid in Afya’s stock.

Afya’s management team will host a conference call with investors October 13, 2020, 11:00 am EDT.

Investors may listen to the conference call (ID: AFYA) by dialing +1 (844) 204-8586 or +1 (412)-717-9627 for US Numbers and (11) 3181-8565 for BR Numbers. A live and archived webcast of the call will be available on the Events and Presentations section of the Company’s website at https://ir.afya.com.br/.

About Afya

Afya is a leading medical education group in Brazil based on number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students to be lifelong medical learners from the moment they join us as medical students through their medical residency preparation, graduation program, and continuing medical education activities.

Contact: Investor Relations: ir@afya.com.br